SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Amendment No. 1 to
FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number 001-31890

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Orezone Resources Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

290 Picton Street, Suite 201
Ottawa, ON K1K 8P8
(613) 241-3699
(Address and telephone number of registrant’s principal executive offices)

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Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177, USA
(212) 415 9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Copies to: Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, No par value	Name of Each Exchange On Which Registered: None

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [  ]  Yes            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [  ]  Yes            [X]  No

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to its registration statement on Form 40-F for the purpose of refiling Exhibits 99.3, 99.18 and 99.20 from Registrant's Form 40-F filed on November 6, 2003. Additionally Registrant hereby files its Exhibit No. 99.44 Audited Financial Statements and notes thereto for the year ended December 31, 2003 including U.S. GAAP reconciliation of the Registrant which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2003 and December 31, 2002, together with the report of the auditors thereon, and Exhibit No. 99.45, Consent of Raymond Chabot Grant Thornton dated March 10, 2004.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC. /s/ Ronald N. Little Ronald N. Little President and Chief Executive Officer

Date: March 10, 2004

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

99.3	2002 Annual Report of the Registrant for the year ended December 31, 2002

99.18	Press Release dated October 28, 2003

99.20	Press Release dated October 9, 2003

99.44	Audited Financial Statements and notes thereto for the year ended December 31, 2003 including U.S. GAAP reconciliation of the Registrant which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2003 and December 31, 2002, together with the report of the auditors thereon

99.45	Consent of Raymond Chabot Grant Thornton dated March 10, 2004